September 27, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 8 (“Amendment No. 8”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and previously amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007, August 10, 2007, August 21, 2007 and September 10, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 8 responds to comments received from the Commission’s staff (the “Staff”) by letter dated September 18, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 8. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 8.
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Jay Mumford
Securities and Exchange Commission
September 27, 2007

Compensation Discussion and Analysis, page 82
Base Salary, page 83
1.	We note your response to our prior comment 1. Please clarify for each of 2006 and 2007 how Mr. Kitchen’s salary was benchmarked against the comparable companies and disclose the reasons why you increased his salary for 2007 in connection with his employment agreement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify how Mr. Kitchen’s salary was benchmarked against comparable companies and to disclose the reasons why the Registrant increased Mr. Kitchen’s salary for 2007 in connection with his employment agreement. Please refer to pages 83 and 91 of Amendment No. 8, which reflect the revisions.
Certain Relationships and Related Persons Transactions, page 116
2.	It is unclear whether your response to prior comment 2 represents (1) your counsel’s opinion or (2) a presentation of cases intended to advocate your position regarding non disclosure. Please submit via Edgar a response from your counsel that clearly indicates counsel’s opinion. Given:
•	what appear to be the facts in your case, including that your principal shareholder funded the business, acquired its stock, became a manager of the business, controlled which assets would be transferred to and acquired by the registrant which it had yet to form at the time of the acquisition, controlled the choice of jurisdiction and structure of the registrant, and will receive proceeds from the purchase price of the registrant’s securities to be distributed to the public, and

•	precedent that indicates the importance of investors receiving clear and complete information regarding the extent to which those who are responsible for an enterprise have profited or stand to profit, it remains unclear how counsel’s objective opinion would conclude that disclosure of the relevant transactions, including the amount that your principal shareholder paid to acquire the business that was transferred to the registrant, is not required.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to provide the disclosure contemplated by Item 404(c). Please refer to page 122 of Amendment No. 8, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
September 27, 2007

Financial Statements, page F-1
Note 10. Income Taxes, page F-18
3.	Please refer to prior comments 4 and 5. Per paragraph 20 of SFAS 109, both positive and negative evidence should be evaluated when determining if a valuation allowance is needed. We note the positive evidence discussed in your response. Please provide us with a more detailed analysis of paragraphs 20-25 of SFAS 109. Specifically discuss all negative evidence as outlined in paragraph 23, as well as the positive evidence discussed in paragraph 24 and tell us about your analysis that includes both these negative and positive factors in accordance with paragraph 25. Also, tell us how your analysis of your U.K. deferred tax assets impacts your overall analysis as discussed in your response.

The Registrant has advised us as follows:

Prior comment 4 requested that the Registrant provide the type of evidence, positive and negative, that was used to come to the conclusion during the second quarter of fiscal 2007 that it had become more likely than not that a substantial portion of its U.S. deferred tax assets would be realized in the foreseeable future (requiring a reduction in the valuation allowance).

The Registrant has considered the following factors outlined in paragraphs 23-25 in SFAS 109:
23.	Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.
•	The Registrant considered the negative evidence of cumulative U.S. pre-tax operating losses through fiscal 2004 in its analysis; however, the Registrant has achieved pre-tax operating income in the U.S. during fiscal 2005, fiscal 2006 and the first six months of fiscal 2007, and is anticipating pre-tax operating income for the full fiscal year 2007.
Other examples of negative evidence include (but are not limited to) the following:
b. A history of operating loss or tax credit carryforwards expiring unused
•	To date the Registrant has not experienced any operating loss or tax credit carryforwards expiring unused. The Registrant anticipates utilizing the remainder of its unlimited cumulative U.S. net operating losses during fiscal 2007 and anticipates utilizing the limited U.S. net operating losses over the carryforward period.

Jay Mumford
Securities and Exchange Commission
September 27, 2007

c.	Losses expected in early future years (by a presently profitable entity)
•	The Registrant has advised us that it does not expect pre-tax operating losses in the U.S. in the foreseeable future as a result of new customer sales and continued demand from its existing customer base as evidenced by their outlook for fiscal 2007 and 2008.
d.	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.
•	The Registrant has advised us that it does not have any unsettled circumstances that would adversely affect its future operations and profit levels in the U.S. on a continuing basis in future years.
e.	A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.
•	The Registrant has advised us that it does not have any carryback and/or carryforward period in the U.S. that would limit the realization of existing deferred tax assets in the U.S. The Registrant has a carryforward period of 20 years over which a deduction could be utilized should a significant deductible temporary difference reverse in a single year.
24.	Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:
a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures
•	The Registrant has continued to experience strong sales from its existing customer base as well as new customers which will enable the Registrant to produce sufficient taxable income in the current fiscal year and future fiscal years to realize the deferred tax assets that have been recorded.
b.	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset
•	The Registrant did not include this example of positive evidence in its analysis as to the overall realizability of its U.S. deferred tax assets.

Jay Mumford
Securities and Exchange Commission
September 27, 2007

c.	A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.
•	The Registrant has demonstrated a consistent earnings history in the U.S. over the past two fiscal years, and year to date 2007, and is expecting continued profitability in the U.S. in 2008.
The Registrant analyzes its U.K. deferred tax assets separately when analyzing its overall deferred income tax assets because its U.K. operations are in a different tax jurisdiction than the U.S. and is not dependent upon the U.S. operations. Consequently, the U.K. deferred tax asset did not impact the Registrant’s analysis as to the overall realizability of its U.S. deferred tax assets. The Registrant did consider all available evidence, both positive and negative, in order to evaluate the need for a full valuation allowance against its U.K. deferred tax assets. Since the U.K. has experienced pre-tax losses in recent years and is anticipating a pre-tax loss for fiscal 2007 and 2008, the Registrant believes that a full valuation allowance in respect of the U.K. deferred tax asset is needed.
Exhibits
4.	Please tell us why you have not filed Mr. Williams’ severance agreement as an exhibit.

In response to the Staff’s comment, the Registrant has filed Mr. Williams’ severance agreement as Exhibit 10.31 to the Registration Statement.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect to Amendment No. 8, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.
Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie
     CC: Alec Taylor, CEO of the Registrant